Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

January 6, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code :RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Sub:	Disclosure under Regulation 30 of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015 – Resignation of an Independent Director

Dear Sir/ Madam,

Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (SEBI Listing Regulations), this is to inform you that Mr. Allan Grant Oberman (DIN: 08393837), has tendered his resignation as an Independent Director of the Company, with effect from the close of business hours on January 6, 2023.

We annex herewith the letter of resignation with reason as indicated, received from Mr. Allan on January 6, 2023. Mr. Allan has resigned as an Independent Director of the Company as he will be moving into a commitment outside the Company that will not allow him to be able to devote sufficient time for his responsibilities as an Independent Director of the Company. Mr. Allan in his letter has also confirmed that there are no other material reasons for his resignation other than those mentioned in the resignation letter. Mr. Allan does not hold directorship in any other listed entities.

Further, we would like to inform that post resignation of Mr. Allan, as an Independent Director, the composition of the Board continues to be in compliance with the requirements of the Companies Act, 2013 and the SEBI Listing Regulations.

The details under Regulation 30 of the SEBI Listing Regulations read with SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015 are annexed herewith.

This is for your information and records.

Thanking you.

Yours truly,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh

Company Secretary, Compliance Officer and Head – CSR

Encl: as above.

January 6, 2023

Mr. Satish Reddy,

Chairman

Dr. Reddy’s Laboratories Limited

8-2-337, Banjara Hills,

Road No. 3, Hyderabad 500 034,

Telangana, India

Dear Satish,

Please accept this as my letter of resignation as a member of the Board of Dr. Reddy’s Laboratories Limited as I will be moving into a commitment that will not allow me to be able to devote sufficient time for my responsibilities as an Independent Director of the Company.

It has been my pleasure and privilege to serve on the Board of the Company. I deeply appreciate and acknowledge the professionalism and support of my fellow colleagues on the Board and the management of Dr. Reddy’s during my tenure.

I further confirm that there are no other material reasons other than those provided above for my resignation as an independent director from the Board of the Company. Please also note that I do not hold directorship in any other listed entities. I have truly enjoyed my time serving as an Independent Director of this Company and wish you and the entire Company all the best.

Please treat this as my formal resignation with effect from the close of business hours on January 6, 2023 and do the regulatory communication as required.

Best regards,

Allan Oberman
(DIN: 08393837)

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

Annexure

Details required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015

Details of Mr. Allan Grant Oberman

Sl No.	Particulars	Remarks
1	Reason for change	Resignation on account of moving into a commitment outside the Company that will not allow him to be able to devote sufficient time for his responsibilities as an Independent Director of the Company.
2	Date of cessation as a Director	January 6, 2023
3	Brief profile	Not applicable
4	Disclosure of relationships between directors	Not applicable